Exhibit 99.5

PRESS RELEASE

TotalEnergies Board of Directors decisions on 2021 dividend, 2022 shareholder returns, and 2022 Sustainability & Climate resolution

Paris, February 10, 2022 - The Board of Directors of TotalEnergies SE, meeting on February 9, 2022 under the chairmanship of Mr. Patrick Pouyanné, Chairman and Chief Executive Officer, approved the following decisions:

1. Dividend for the 2021 financial year

The Board decided to propose at the Shareholders' Meeting to be held on May 25, 2022, the distribution of a final dividend of €0.66/share for the 2021 financial year, the same amount as the three interim payments paid for the 2021 financial year.

Taking into account the three interim dividends of €0.66/share previously declared by the Board, the dividend for the 2021 financial year will amount to €2.64/share.

Subject to approval by the General Assembly, this final dividend will be paid in cash exclusively, according to the following schedule:

	Shares	American Depositary Receipts
Ex-dividend date	June 21, 2022	June 17, 2022
Payment date	July 1, 2022	July 14, 2022

2. Return to shareholder policy for the 2022 financial year

The Board of Directors has defined a shareholder return policy for 2022. It will combine:

•	an increase in the interim dividends of 5% taking into account the structural growth in cash flow generated by the LNG and electricity business, and
•	buybacks to share the surplus cash flow from high hydrocarbon prices. These share buybacks are expected to be $2 billion for the first half of 2022.

3. Sustainability & Climate Advisory Resolution for the 2022 General Assembly

In accordance with the resolution approved by shareholders in May 2021 on TotalEnergies' ambitions for sustainable development and energy transition toward carbon neutrality, the Board of Directors will report on the progress made in implementing these ambitions at the Shareholders' Meeting on May 25, 2022. With this in mind, the Board of Directors will adopt a Sustainability & Climate - Progress Report 2022, which will be submitted to a shareholder advisory vote at the Annual Shareholders’ Meeting on May 25, 2022. It will be published and presented on March 24, 2022, during a Strategy, Sustainability & Climate investor meeting.

____

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).